NORSTRA ENERGY INC.
                                 414 Manor Road
                               Laredo, Texas 78041


                                  July 11, 2012

H. Roger Schwall
Assistant Director
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Norstra Energy Inc.
         Registration Statement on Form S-1
         Filed July 10, 2012
         File No. 333-181042

Dear Mr. Schwall

     Thank you for your call on July 11, 2012 regarding comment correspondence to the above referenced Registration Statement on Form S-1 for Norstra Energy Inc. (the "Company"). The following is in response to the discussion on July 11, 2012. We have simultaneously filed Amendment No. 3 to the Company's Registration Statement.

General

     1. We confirm that there have been no research reports about our company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Exhibits

     2. We have attached a text searchable copy of Exhibit 10.2 to the amended S-1/A filed concurrently with this response.

     3.   Updated consent has been filed.

                                   Sincerely,


                                   Norstra Energy Inc.


                                   /s/ Dallas Kerkenezov
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